United States securities and exchange commission logo





             May 20, 2022

       Moshe Eisenberg
       Chief Financial Officer
       CAMTEK LTD
       Ramat Gavriel Industrial Zone
       P.O. BOX 544
       Migdal Ha   Emek, 23150, Israel

                                                        Re: CAMTEK LTD
                                                            Form 20-F filed
March 15, 2022
                                                            File No. 000-30664

       Dear Mr. Eisenberg:

               We issued comments to you on the above captioned filing on April 20, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 3, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 with any questions.




             Sincerely,


             Division of Corporation Finance

             Office of Life Sciences